AccuShares Investment Management, LLC
300 First Stamford Place – 4th Floor East

Stamford, Connecticut 06902

May 16, 2015

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Post-Effective Amendment No. 2 Registration Statement on Form S-1 (File No. 333-194666)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AccuShares Trust I (the “Trust”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m. (EDT) on May 17, 2016, or as soon thereafter as practicable.

The Trust is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement. In requesting such acceleration, the Trust acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement, and (iii) the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jack Fonss

Jack Fonss

President and Chief Executive Officer

AccuShares Investment Management, LLC, as
sponsor of the Trust